February 5, 2026

To: Board of Directors and independent Directors of Braemar Hotels and Resorts Inc.

Re: Observations regarding termination economics and fiduciary process in connection with the Company and its strategic review

Members of the Board,

Zazove Associates, LLC is an investment manager to multiple investment vehicles that hold common equity of Braemar Hotels & Resorts Inc. (Braemar or the Company). In that capacity, and consistent with our fiduciary obligations to our clients, we write to share certain observations regarding the Company and its disclosed termination economics and related governance considerations in the context of the ongoing strategic review.

Our intent in writing is to encourage transparency, rigor, and clarity around matters that may materially affect shareholder value. We do not seek to influence control of the Company, request proxy authority, or act in concert with any other shareholder.

Termination economics and potential impact on strategic outcomes

Based on the Company and its public disclosures, advisory and related fees paid to Ashford Inc. and its affiliates totaled approximately $30.5 million in fiscal year 2024, $31.1 million in fiscal year 2023, and $28.8 million in fiscal year 2022.

As publicly reported, the termination amount associated with the advisory and related arrangements is approximately $480 million, with an additional $25 million payable to Remington Hospitality. When compared to historical advisory fee levels, this aggregate amount represents a multiple that appears elevated relative to customary termination structures observed in comparable externally managed public REITs.

Public disclosures also indicate that annual advisory fees include payments for a number of ancillary services, such as insurance brokerage, debt placement, and audiovisual services that are typically provided under short-term, replaceable, and non exclusive arrangements. As a general matter, shareholders would benefit from greater clarity regarding whether, and to what extent, such ancillary service fees were considered in the calculation of termination economics, and the rationale for including them alongside long-term advisory arrangements.

In the context of a strategic review, termination economics of this magnitude may be material to potential counterparties valuation analyses and, therefore, to the range of strategic alternatives available to the Company.

Governance and fiduciary process considerations

The aggregate termination amounts described above are significant relative to the Company and its current equity market capitalization and, based on publicly available information, would be payable prior to any distributions to common or preferred shareholders in a change-of-control scenario.

Given the scale and potential impact of these arrangements on net proceeds to shareholders, we believe it would be constructive for the Company to provide additional disclosure regarding:

* the process undertaken by the independent directors in evaluating termination economics;
* the methodology applied in determining which fees were subject to termination protection;
* the role of independent legal and financial advisors, if any; and
* the alternatives considered, including the potential effect of upcoming renewal or renegotiation timelines.

Enhanced transparency on these points would, in our view, strengthen confidence in the integrity of the strategic process and help shareholders better understand how the Board is discharging its fiduciary responsibilities.

Closing

We appreciate the efforts of the Board and management in conducting the strategic review and recognize the complexity of the issues involved. Our observations are offered in the spirit of constructive engagement and with the objective of supporting a process that maximizes long-term value for all shareholders.

We would welcome continued disclosure and engagement on these matters as the strategic review progresses.

Respectfully submitted,
Zazove Associates, LLC